

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2010

Joseph Schierhorn
Chief Financial Officer
Northrim Bancorp, Inc.
3111 C Street
Anchorage, Alaska 99503

     Re: Northrim Bancorp, Inc.
             Form 10-K for the fiscal year ended December 31, 2009
             File No. 0-33501

Dear Mr. Schierhorn:

We have completed our review and have no further comments at this time.

If you have any questions about this matter, please call me at 202-551-3421.

Sincerely,

David S. Lyon
Senior Financial Analyst